AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 2001





                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2001

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F     X                    Form 40-F
                                     ----------                         ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No      X
                               ----------               ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                [GRAPHIC OMITTED]
                            [LOGO - ANTENNA TV S.A.]

         FOR IMMEDIATE RELEASE                          OCTOBER 8, 2001
--------------------------------------------------------------------------------

ANTENNA TV SA INVESTS IN NETMED NV AND AGREES TO
SUPPLY PAY TV  CHANNELS TO THE NOVA PLATFORM

ANTENNA T.V. SA AND MIH LIMITED TODAY ANNOUNCED THEIR PARTNERSHIP IN MEDITERRANEAN PAY TELEVISION. ANTENNA T.V. SA HAS AGREED TO ACQUIRE 5% OF NETMED NV, THE PAY TELEVISION PLATFORM OF MIH LIMITED IN GREECE AND CYPRUS, FOR APPROXIMATELY US$12 MILLION AND HAS THE OPTION TO INCREASE ITS STAKE TO 15% OVER THE TWO YEARS FOLLOWING THE CLOSING, AT FAIR MARKET VALUE. IN ADDITION ANTENNA TV WILL BECOME A PRIMARY PAY TELEVISION PROGRAMME PROVIDER TO THE NETMED PLATFORM.

SHERYL RAINE CEO NETMED NV SAID: "WE LOOK FORWARD TO HAVING ANTENNA AS A STRATEGIC PARTNER IN NETMED AND TO CARRYING THE ANTENNA PAY TELEVISION CHANNELS ON OUR PLATFORMS. ANTENNA'S REPUTATION AS AN INNOVATIVE GREEK MEDIA GROUP IS WELL-KNOWN AND WE WELCOME ANTENNA INTO THE NETMED BUSINESS. WE ARE CONFIDENT THAT WE WILL BENEFIT GREATLY FROM THEIR KNOWLEDGE OF THE GREEK MARKET AND THAT NETMED WILL PROVE TO BE A VALUABLE AND FRUITFUL INVESTMENT FOR OUR NEW PARTNER.

"THE FIRST OF THE ANTENNA PAY TELEVISION CHANNELS, ANTENNA GOLD WILL BE INCLUDED ON THE NOVA DIGITAL PAY TV PLATFORM SHORTLY. BY LEVERAGING ITS EXTENSIVE LIBRARY OF GREEK PRODUCTIONS, TOGETHER WITH A QUOTA OF APPROPRIATE FOREIGN PROGRAMMING, THE ANTENNA PAY TV CHANNELS WILL PROVIDE ACCESS TO ATTRACTIVE LOCAL CONTENT FOR THE NOVA BOUQUET SUBSCRIBERS.

"WE ARE ALSO EXCITED TO BE WORKING WITH ANTENNA TO PROVIDE TO OUR DIGITAL SATELLITE SUBSCRIBERS, A 23-HOUR PAY AND INTERACTIVE TV VERSION OF THE REALITY SHOW `BIG BROTHER'". THE SHOW HAS BEEN A MAJOR SUCCESS ON ANTENNA'S COMMERCIAL STATION IN GREECE AND THE PAY TELEVISION VERSION HAS WORKED WELL IN MANY OTHER EUROPEAN MARKETS."

ANTENNA MANAGING DIRECTOR, THEODORE KYRIAKOU SAID: "ANTENNA'S INVESTMENT IN NETMED IS AN IMPORTANT PART OF ANTENNA'S STRATEGY OF EXPANDING BEYOND ITS CURRENT TELEVISION, RADIO AND PRINT MEDIA BASE INTO THE PAY TELEVISION SECTOR. WE ARE DELIGHTED TO BE PLAYING A LEADING ROLE IN THE DEVELOPMENT OF DIGITAL TV IN OUR MARKETS. WE LOOK

FORWARD TO CONTRIBUTING ACTIVELY IN NETMED'S OPERATIONS IN GREECE AND CYPRUS."

"ANTENNA HAS EXTENSIVE EXPERIENCE IN PROGRAMME PRODUCTION AND PACKAGING." SAID JONATHAN PROCTER, CEO OF ANTENNA PAY TV. "THIS CORE COMPETENCE WILL NOW BE USED TO DEVELOP ADDITIONAL PAY TELEVISION PROGRAMMING AND WILL GENERATE ADDITIONAL REVENUE STREAMS. APART FROM ANTENNA GOLD, WE INTEND TO OFFER A NUMBER OF OTHER PAY TELEVISION CHANNELS AND LOOK FORWARD TO LAUNCHING THESE OVER THE NEXT FEW YEARS."

NETMED HAS BEEN OPERATING IN GREECE AND CYPRUS SINCE LATE 1993 AND IS THE LEADING PAY TELEVISION PLATFORM IN ITS MARKETS, SERVING OVER 380 000 SUBSCRIBERS TO ITS SERVICES: SUPERSPORT, FILMNET AND NOVA. IN DECEMBER 1999 NETMED LAUNCHED THE FIRST DIGITAL PLATFORM IN GREECE, NOVA, WHICH HAS OVER 70 000 SUBSCRIBERS SIGNED UP.

ANTENNA IS THE LEADING MEDIA GROUP IN GREECE. IT OWNS AND OPERATES ANTENNA TV, THE LEADING TELEVISION BROADCAST NETWORK AND PRODUCER OF TELEVISION PROGRAMMING IN GREECE AND ANTENNA FM, A LEADING RADIO STATION IN THE GREATER ATHENS AREA. ANTENNA HAS A CONTROLLING INTEREST IN A PUBLISHING COMPANY, DAPHNE COMMUNICATIONS, WHICH PUBLISHES 11 CONSUMER AND TECHNICAL MAGAZINES. ANTENNA ALSO DISTRIBUTES TELEVISION PROGRAMMING FOR BROADCAST TO GREEK-SPEAKING AUDIENCES AIRED IN CYPRUS, THE UNITED STATES, CANADA AND AUSTRALIA. IT HAS RECENTLY ACQUIRED INTERESTS IN THREE BULGARIAN MEDIA BUSINESSES, INCLUDING A 100% INTEREST IN NOVA TELEVISION, A PRIVATE TELEVISION NETWORK IN BULGARIA. THE COMPANY HAS ALSO BEGUN TO ESTABLISH A PRESENCE IN THE INTERNET BUSINESS IN GREECE. SINCE MARCH 1999 ANTENNA'S SHARES IN THE FORM OF ADRS HAVE BEEN LISTED ON NASDAQ (SYMBOL "ANTV) AND ON THE LONDON STOCK EXCHANGE (SYMBOL "AEVD").

LEHMAN BROTHERS WAS FINANCIAL ADVISOR TO ANTENNA T.V. IN THIS TRANSACTION AND MERRILL LYNCH ADVISED MIH LIMITED.



FOR FURTHER INFORMATION, CONTACT:

THEODORE KYRIAKOU                           DR. NIKOLAOS ANGELOPOULOS
MANAGING DIRECTOR                           CHIEF FINANCIAL OFFICER
ANTENNA TV S.A.                             ANTENNA TV S.A.
TEL.: ++30 1 688 6305                       TEL.: ++30 1 688 6500

MARK SOROUR                                 SHERYL RAINE
DIRECTOR : INVESTOR RELATIONS               MANAGING DIRECTOR
MIH LIMITED                                 NETMED NV
TEL.: ++31 23 556 2860                      TEL.: ++30 1 660 2100

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer

Dated:  October 8, 2001